SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 [FEE REQUIRED]

for the fiscal year ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED

For the transition period from ____________ to ____________

Commission File Number: 1-4423

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

COMPAQ COMPUTER CORPORATION 401(k)INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HEWLETT-PACKARD COMPANY 3000 HANOVER STREET PALO ALTO, CALIFORNIA 94304

   FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

   Compaq Computer Corporation 401(k) Investment Plan
   Year ended December 31, 2002

Compaq Computer Corporation 401(k) Investment Plan

Financial Statements and Supplemental Schedule

Year ended December 31, 2002

Contents

Page ——
Report of Independent Auditors — Ernst & Young, LLP	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i--Schedule of Assets (Held At End of Year)	11

Exhibits

Exhibit 23 Consent of Ernst & Young LLP, Independent Auditors	17
Exhibit 99.1 Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	18

Report of Independent Auditors

Participants and Administrative Committee
of the Compaq Computer Corporation
401(k) Investment Plan

We have audited the accompanying statements of net assets available for benefits of Compaq Computer Corporation 401(k) Investment Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 16, 2003

Compaq Computer Corporation 401(k) Investment Plan

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001

Assets
Investments	$2,740,017,173	$3,030,777,096
Contribution receivable:
Employer	9,332	112,722
Participant	9,954	--
Pending sale	1,037,668	--

Total receivables	1,056,954	112,722

Total assets	2,741,074,127	3,030,889,818
Liabilities
Pending purchase	742,158	--

Net assets available for benefits	$2,740,331,969	$3,030,889,818

See accompanying notes.

Compaq Computer Corporation 401(k) Investment Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Participant contributions	$187,917,076
Employer contributions	115,268,572
Rollovers	5,783,759
Dividends and interest	69,554,821

Total additions	378,524,228
Deductions:
Net depreciation in fair value of investments	426,723,849
Benefit payments	242,358,228

Total deductions	669,082,077
Net decrease	(290,557,849)
Net assets available for benefits:
Beginning of year	3,030,889,818

End of year	$2,740,331,969

See accompanying notes.

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements

December 31, 2002

1. Description of Plan

General

The following description of the Compaq Computer Corporation 401(k) Investment Plan (the “Plan”) is provided for general information only.

The Plan, established April 1, 1985, is a defined contribution plan covering all eligible employees of the premerged Company and certain of its subsidiaries. Effective May 3, 2002, Compaq Computer Corporation (the “Company”) became a wholly owned subsidiary of Hewlett-Packard Company (“HP”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions, a copy of which is available from HP.

Contributions

Participants may contribute from 1% to 19% of pretax annual compensation, as defined in the plan document. Participants may also rollover amounts representing distributions from other qualified defined benefit or defined contribution plans.

HP contributes an amount equal to the participant’s contribution which does not exceed 6% of $200,000 of base compensation for all participants except certain former employees of Digital Equipment Corporation (“Digital”). For those former Digital employees who had elected to earn employer pay credits in another company-sponsored benefit plan, so long as they remain eligible, HP contributes an amount equal to the lesser of (i) 33 1/3% of such participant’s contributions or (ii) 2% of the participant’s compensation, not to exceed $200,000 of base compensation, to the 401(k) plan and contributes the remaining 4% as an employer credit in the other company-sponsored benefit plan.

Participants direct the investment allocation of all contributions.

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Effective May 3, 2002, any former employee (including a beneficiary or alternate payer of a former employee) with an account balance in the Plan at May 3, 2002, was prohibited from further investments in the Compaq Stock Fund (which became the Hewlett-Packard Stock Fund effective May 3, 2002), and any amended payments or loan repayment that would have been invested in the Hewlett-Packard Stock Fund was invested in the Stable Value Fund.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the employer contribution, and (b) Plan earnings or losses, and is charged with an allocation of administrative expenses, if any. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions or pay eligible plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account, net of any outstanding loans against those vested amounts.

Vesting

Participants are immediately vested in their deferral and rollover contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus actual earnings thereon is based on years of service. Effective January 1, 1999, participants vest 20% per year in the employer contributions with 100% vesting after five years of credited service. The plan document provides the vesting provisions for a participant’s interest in their employer contribution account prior to January 1, 1999.

Effective May 3, 2002, any active employee of the Company and former employee who had an account balance under the Plan at May 3, 2002, was made fully vested in any invested and unforfeited balance they may have had under the Plan as of this date.

Participant Loans

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to 30 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prime rate for the term of the loan. Principal and interest is paid ratably through payroll deductions. A participant can have no more than three loans outstanding at any given time.

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Payment of Benefits

On termination of service, retirement or death, a participant or beneficiary may elect to receive plan benefits in either a lump-sum distribution or in periodic installments. In addition, a participant who has attained age 59½ may make withdrawals of their account while employed by HP. The Plan also allows for hardship withdrawals.

Administrative Expenses

HP pays certain administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intent to do so, HP has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Benefits are recorded when paid.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, which represents the quoted market price on the last business day of the plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. HP stock is valued at its quoted market price. Investments in common collective trust funds are based on the quoted market value as determined by the issuer based on the fair value of the underlying investments. Money market funds are stated at cost which approximates fair value. The participant loans are valued at their outstanding balances, which approximates fair value.

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

The Stable Value Fund is stated at fair value, which approximates contract value. It is expected that each unit of the Stable Value Fund will maintain a constant net asset value of $1. However, there is no assurance that this will be the case. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. Insurance contracts and bank contracts are nontransferable, but provide for fully benefit-responsive withdrawals by plan participants at contract value. The Stable Value Fund invests in both guaranteed investment contracts and alternative investment contracts. These contracts are between the Plan and the various issuers of the contracts. The guaranteed investment contracts are promises by an insurance company or bank to repay principal plus accrued income at contract maturity, subject to the credit worthiness of the issuer. Alternative investment contracts consist of investments, together with contracts under which a bank or other institution, which provide for fully benefit-responsive withdrawals by plan participants at contract value. In determining fair value, the Board of Directors of the Vanguard Fiduciary Trust Company considers such factors as the fully benefit responsiveness of the investment contracts, the ability of the parties to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would cause payments to plan participants to be at amounts other than contract value. There are no limitations on liquidity guarantees and no valuation reserves are being recorded to adjust contract amounts.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for investments in various investment securities, which in general, investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements (continued)

3. Investments

The Plan’s investments are held by Vanguard Fiduciary Trust Company, the Trustee of the Plan. Individual investments that represent 5% or more of net assets available for benefits at year-end are as follows:

	December 31,
	2002	2001

Hewlett-Packard Company common stock	$321,067,484	$--
Compaq Computer Corporation common stock	--	297,575,020
Stable Value Fund	115,642,265	616,237,472
Vanguard 500 Index Fund	446,361,597	600,928,759
Vanguard Primecap Fund	416,776,269	583,842,804
Vanguard Growth and Income Fund	237,308,419	324,084,769

During 2002, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Mutual funds	$(448,693,307)
Common collective trusts	(16,839,637)
Common stock	38,809,095

$(426,723,849)

Compaq Computer Corporation 401(k) Investment Plan

Notes to Financial Statements (continued)

3. Investments (continued)

The average yield of the Stable Value Fund for 2002 and 2001 was 5.51% and 6.24%, respectively. The crediting interest rates at December 31, 2002 and 2001 range from 3.48% to 7.84% and 4.50% to 7.84%, respectively. Investment contracts typically mature between two and five years after the date of initial deposit. The interest rate paid by the issuer or contract rate may be fixed over the life of the contract or adjusted periodically. Contract rates should not fall below -0-%.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Subsequent Event

Effective January 1, 2003, the limit on participant pretax contributions was increased from 19% to 50%, and the Company matching contributions were changed from 100% of the participant's contributions up to 6% of compensation to 100% of the participant's contributions up to 3% of compensation plus 50% for the next 2% of compensation contributed.

Supplemental Schedule

Compaq Computer Corporation 401(k) Investment Plan

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year)

EIN: 76-0011617 PN: 001

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment	Current Value

*	Hewlett-Packard Company	Common stock	$321,067,484
	Franklin	Small - Mid Cap Growth Fund, Class A	93,554,617
	Capital Guardian	International Equity Fund	89,386,725
	T. Rowe Price	Small-Cap Stock Fund	37,612,689
*	The Vanguard Group	LifeStrategy Conservative Growth Fund	37,493,323
*	The Vanguard Group	LifeStrategy Growth Fund	86,727,177
*	The Vanguard Group	LifeStrategy Moderate Growth Fund	90,910,477
*	The Vanguard Group	Total Bond Market Index Fund	79,396,440
*	The Vanguard Group	500 Index Fund	446,361,597
*	The Vanguard Group	PrimeCap Fund	416,776,269
*	The Vanguard Group	Growth and Income Fund	237,308,419
*	The Vanguard Group	Stable Value Fund**	715,642,265
*	The Vanguard Group	Extend Market Index Fund	28,799,070
*	Participant loans	Loans with varying maturing dates and interest
		rates ranging from 5.25% to 12.50	58,980,621

			$2,740,017,173

*    Party-in-interest
**  See attached for detail of underlying investments

Compaq Computer Corporation 401(k) Investment Plan

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year) (continued)

EIN: 76-0011617 PN: 001

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Interest Rate	Maturity Date	Current Value

Stable Value Fund:
AIG Financial Products 245258	5.17	N/A
Wrapper contract			$(3,555,324)
*Vanguard Total Bond Market Institutional Index			64,262,819

			60,707,495

AIG Life Assurance 1104	7.60	8/15/2003	6,888,148
Allstate Life Insurance 6210	7.15	7/1/2003	32,006,055
Bayerische Landesbank BLB00005B	7.84	5/15/2005	10,494,028
Bayerische Landesbank 00-005	7.53	2/15/2005	12,216,925

CDC Financial Products FA 423-01:	3.46	11/21/2004
Wrapper contract			(2,201,357)
RASC 1999-KS4 AI6 - Amstel Commercial Paper			27,294,723

			25,093,366

CDC Financial Products 423-02:	6.72	12/25/2004
Wrapper contract			(242,685)
AMLT 1997-3 A7 - Motorola Commercial Paper			14,492,669

			14,492,669

CDC Financial Products 423-03:	6.78	10/15/2003
Wrapper contract			1,064,364
GTHEL 1999-D A6 - TASMAN Commercial Paper			9,074,988

			10,139,352

Compaq Computer Corporation 401(k) Investment Plan

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year) (continued)

EIN: 76-0011617 PN: 001

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Interest Rate	Maturity Date	Current Value

CDC Financial Products 423-04:	7.09	10/15/2005
Wrapper contract			$6,370,043
CF AB 1999-2 IA5			12,152,389
GTHEL 1999-D A6			1,768,677

			20,291,109
CDC Financial Products:	4.38	N/A
Wrapper contract			(492,010)
*VFTC Mortgage Backed Securities Trust			22,912,844
*VFTC Intermediate-Term Bond Trust			16,234,502

			38,655,336

GE Life and Annuity 3435	7.66	5/15/2005	24,050,385
John Hancock Life Insurance 15119	6.47;	7/15/2005	10,296,300
John Hancock Life Insurance 9779	6.18	7/1/2003	8,803,054
Massachusetts Mutual Life Insurance 35056	7.21	8/15/2005	11,694,674

New York Life Insurance 270071:	7.06	3/15/2005
Wrapper contract			(731,545)
GSI Collective Investment Trust			12,413,993

			11,682,448

New York Life Insurance 30261-2	6.26	1/2/2003	4,741,348
New York Life Insurance 31257-001	6.24	2/28/2006	5,596,867
Principal Life Insurance 4-191594	6.08	11/30/2005	11,131,705

Rabobank Nederland CPQ119901:	6.51	9/30/2004
Wrapper contract			(2,806,564)
*Vanguard Targeted Return Trust (4-03)			12,790,670
*Vanguard Targeted Return Trust (3-04)			12,938,065

Compaq Computer Corporation 401(k) Investment Plan

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year) (continued)

EIN: 76-0011617 PN: 001

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Interest Rate	Maturity Date	Current Value

*Vanguard Targeted Return Trust (2-04)			$13,087,831
*Vanguard Targeted Return Trust (1-04)			13,158,907

			49,168,909

Rabobank:	4.57	9/30/2004
Wrapper contract			(3,016,261)
*VFTC Corporate Bond Trust			22,033,711
*VFTC Intermediate - Term Bond Trust			69,877,893

			88,895,343

State Street Bank & Trust 100003:	5.48	3/31/2008
Wrapper contract			(6,058,510)
*Vanguard Targeted Return Trust (1-04)			13,059,619
*Vanguard Targeted Return Trust (3-06)			13,379,106
*Vanguard Targeted Return Trust (2-04)			13,195,717
*Vanguard Targeted Return Trust (1-06)			14,190,803
*Vanguard Targeted Return Trust (2-05)			12,725,141
*Vanguard Targeted Return Trust (2-06)			14,254,063
*Vanguard Targeted Return Trust (4-06)			14,633,244
*Vanguard Targeted Return Trust (4-07)			14,154,000

			103,533,183

Travelers Life Insurance 17412	7.16	7/1/2003	10,001,895

Compaq Computer Corporation 401(k) Investment Plan

Schedule H, Line 4(i) - Schedule of Assets (Held At End of Year) (continued)

EIN: 76-0011617 PN: 001

December 31, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Interest Rate	Maturity Date	Current Value

UBS Warburg 2752	5.10	3/31/2007
Wrapper contract			$(6,266,616)
*Vanguard Targeted Return Trust (1-03)			6,192,704
*Vanguard Targeted Return Trust (2-03)			6,266,266
*Vanguard Targeted Return Trust (3-03)			12,740,091
*Vanguard Targeted Return Trust (4-04)			14,675,873
*Vanguard Targeted Return Trust (3-04)			13,301,747
*Vanguard Targeted Return Trust (3-05)			12,445,137
*Vanguard Targeted Return Trust (4-05)			10,230,047
*Vanguard Targeted Return Trust (1-07)			15,412,611
*Vanguard Targeted Return Trust (2-07)			14,707,818
*Vanguard Targeted Return Trust (3-07)			16,352,518

			116,058,196

*Vanguard Prime Money Market Institutional	1.47	N/A	29,003,475

Total Stable Value Fund			$715,642,265

*    Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934. The trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

HEWLETT-PACKARD COMPANY
THE COMPAQ COMPUTER CORPORATION 401(K) INVESTMENT PLAN
June 27, 2003	/s/ Charles N. Charnas
—————————————————
CHARLES N. CHARNAS
Vice President, Deputy General Counsel
and Assistant Secretary

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-87742) pertaining to the Compaq Computer Corporation 401(k) Investment Plan of Hewlett-Packard Company of our report dated June 16, 2003, with respect to the financial statements and schedule of the Compaq Computer Corporation 401(k) Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2002.

/s/ Ernst & Young LLP

Houston, Texas
June 26, 2003